FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY ANNOUNCES PRELIMINARY SECOND QUARTER FISCAL 2014 RESULTS AND PROVIDES BUSINESS UPDATE	6.

Document 1

  NEWS RELEASE
September 20, 2013

FOR IMMEDIATE RELEASE

BLACKBERRY ANNOUNCES PRELIMINARY SECOND QUARTER FISCAL 2014 RESULTS
AND PROVIDES BUSINESS UPDATE

•
Company expects GAAP net operating loss of approximately $950 million to $995 million; loss includes a primarily non-cash, pre-tax inventory charge of approximately $930 million to $960 million resulting from the increasingly competitive business environment impacting BlackBerry smartphone volumes, and a pre-tax restructuring charge of $72 million

•	Company expects to report revenue for the second quarter of approximately $1.6 billion; recognizes sales of approximately 3.7 million smartphones in the second quarter

•	Company to refocus on enterprise and prosumer market, offering end-to-end solutions, including hardware, software and services

•	Future smartphone portfolio will transition from 6 devices to 4; focusing on enterprise and prosumer-centric devices, including 2 high-end devices and 2 entry-level devices

•	Company announces restructuring plans, including reduction of approximately 4,500 employees; targets reduction of its operating expenditures by approximately 50% by end of Q1 Fiscal 2015

•	Company sees increasing penetration of BlackBerry Enterprise Service 10 (BES 10) with more than 25,000 commercial and test servers installed to date, up from 19,000 in July 2013

•	Special Committee of the Board continues to evaluate strategic alternatives

Waterloo, ON – BlackBerry Limited (NASDAQ:BBRY; TSX:BB), a world leader in the mobile communications market, today announced certain preliminary financial results for the three months ended August 31, 2013 and provided an update on business operations.

Preliminary Second Quarter Fiscal 2014 Results

The Company currently expects to report revenue for the second quarter of approximately $1.6 billion, of which approximately 50% is expected to be service revenue.  For the second quarter, the Company expects to recognize hardware revenue on approximately 3.7 million BlackBerry smartphones.  Most of the units recognized are BlackBerry 7 devices, in part because certain BlackBerry 10 devices that were shipped in the quarter will not be recognized until those devices are sold through to end customers.  During the second quarter, approximately 5.9 million BlackBerry smartphones were sold through to end customers, which included shipments made prior to the second quarter and which reduced the Company’s inventory in channel.

As a consequence of the more intense competition the Company is experiencing in its hardware business, it expects to report a primarily non-cash, pre-tax charge against inventory and supply commitments in the second quarter of approximately $930 million to $960 million, which is primarily attributable to BlackBerry Z10 devices.

The current quarter will also include a pre-tax restructuring charge in the approximate amount of $72 million reflecting ongoing cost efficiency initiatives.

As previously disclosed, the Company anticipated generating an operating loss in the second quarter.  The Company currently expects that its adjusted net loss, before giving effect to the inventory and restructuring provisions referred to above, will be in a range of approximately $250 million to $265 million, or $0.47 to $0.51 per diluted share.  Including the inventory and restructuring provisions, the GAAP net loss is expected to be approximately $950 million to $995 million, or $1.81 to $1.90 per share.  Adjusted gross margin is expected to be approximately 35-37 percent.

At the end of the second quarter, total cash, cash equivalents and investments is estimated to be approximately $2.6 billion. The Company has no debt.

The preliminary, unaudited information provided above is based on the Company’s current estimate of results from operations for the second quarter of Fiscal 2014 and remains subject to change based on the Company’s ongoing review of results, the subsequent occurrence or identification of events prior to closing of the review and any further adjustments made in connection with closing and review procedures.  All figures in this release are in U.S. dollars and U.S. GAAP, except where otherwise indicated.

Operational Restructuring Designed to Enhance Financial Results

As part of the Company’s focus on enhancing its financial results, and in response to the increasing competition in the smartphone market, BlackBerry also announced plans to transition its future smartphone portfolio from six devices to four.  The portfolio will focus on enterprise and prosumer-centric targeted devices, including 2 high-end devices and 2 entry-level devices in all-touch and QWERTY models.  With the launch of the BlackBerry Z30 – the next generation high-tier smartphone built on the BlackBerry 10 platform -- this week, the Company will re-tier the BlackBerry Z10 smartphone to make it available to a broader, entry-level audience.  At the same time, the Special Committee of the Company’s Board of Directors continues to evaluate all strategic alternatives for the Company.

Furthermore, the Company also announced that it is targeting an approximate 50% reduction in operating expenditures by the end of the first quarter of Fiscal 2015.  As part of this, BlackBerry will implement a workforce reduction of approximately 4,500 positions or approximately 40% of the Company’s global workforce resulting in a total workforce of approximately 7,000 full-time global employees.

Thorsten Heins, President and Chief Executive Officer of BlackBerry said, “We are implementing the difficult, but necessary operational changes announced today to address our position in a maturing and more competitive industry, and to drive the company toward profitability.  Going forward, we plan to refocus our offering on our end-to-end solution of hardware, software and services for enterprises and the productive, professional end user. This puts us squarely on target with the customers that helped build BlackBerry into the leading brand today for enterprise security, manageability and reliability.”

The Company continues to see increasing penetration of BES 10 with more than 25,000 commercial and test servers installed to date, compared to 19,000 in July 2013.
“Our enterprise business continues to reflect the trust that governments and businesses have placed in the BlackBerry platform,” added Heins. “Security matters and enterprises know the gold standard in enterprise mobility is BlackBerry.”

Second Quarter Fiscal 2014 Results Conference Call Details

As previously announced, the Company will discuss its full second quarter Fiscal 2014 results on September 27, 2013.  A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-800-814-4859 or through your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet at http://ca.blackberry.com/company/investors/events.html A replay of the conference call will also be available at approximately 10 am ET by dialing (+1)-416-640-1917 and entering passcode 4612568# or by clicking the link above.  This replay will be available until midnight ET on October 11, 2013.

Adjusted loss from continuing operations before tax, adjusted loss from continuing operations and adjusted diluted loss per share from continuing operations do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers.  The Company believes that the presentation of adjusted loss from continuing operations before taxes, adjusted loss from continuing operations and adjusted diluted loss per share from continuing operations enable the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented.  Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.  A reconciliation of these measures to corresponding GAAP measures will be included in the Company’s second quarter financial disclosures that will be released on September 27, 2013.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America.  The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: any of BlackBerry’s preliminary second quarter fiscal 2014 financial results, including the anticipated primarily non-cash, pre-tax inventory and pre-tax restructuring charges referred to above, and BlackBerry’s expectations regarding its cash position as at the end of the second quarter of fiscal 2014; BlackBerry’s plans to refocus its business on the enterprise and prosumer market; new product initiatives, including the Company’s plans for its future smartphone portfolio; BlackBerry’s restructuring plans, including its intention to reduce its workforce by approximately 4,500 employees, and the scope and proposed timing of its targeted reduction in operating expenditures; BlackBerry’s plans and expectations regarding BES 10; and the ongoing review by the Special Committee of BlackBerry’s Board of Directors of strategic alternatives. The terms and phrases “preliminary”, “expects”, “increasingly”, “plans”, “targets”, “to focus”, “will”, “transition”, “sees”, “continues”, “ongoing”, “estimated”, “subject to change”, “enhancing”, “implementing”, “drive to profitability”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances, including but not limited to the launch timing and success of products based on the BlackBerry 10 platform, general economic conditions, product pricing levels and competitive intensity, supply constraints, BlackBerry’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, BlackBerry’s plans and expectations regarding its ongoing strategic review process, and BlackBerry’s expectations regarding the cash flow generation of its business and the sufficiency of its financial resources.  In addition, as noted above, the preliminary, unaudited financial information provided in this press release is based on BlackBerry’s current estimate of results from operations for the second quarter of fiscal 2014 and remains subject to change based on BlackBerry’s ongoing review of results, and the subsequent occurrence or identification of events prior to closing of the review and any further adjustments made in connection with closing and review procedures.  Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: BlackBerry’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, including risks related to new product introductions and adoption; risks related to BlackBerry’s ongoing strategic review process, including the Company’s ability to identify, pursue and realize the benefits of strategic alternatives being explored by the Company (which could include possible joint ventures, strategic partnerships or alliances, a sale of the Company or other possible transactions) to enable BlackBerry to address the challenges to its business, as well as the risk that uncertainty relating to the strategic review process may impact BlackBerry’s business, existing and future relationships with business partners and customers, and ability to attract and retain key employees; risks related to BlackBerry’s ability to mitigate the impact of the decline in BlackBerry’s infrastructure access fees on its consolidated revenue by developing an integrated services and software offering; intense competition, rapid change and significant strategic alliances within BlackBerry’s industry; BlackBerry’s reliance on carrier partners and distributors; risks related to BlackBerry’s ability to implement and to realize the anticipated benefits of its previously-announced CORE program and the further restructuring and workforce reductions described above; BlackBerry’s ability to maintain or increase its cash balance, and the sufficiency of its financial resources; BlackBerry’s ability to manage inventory and asset risk; risks associated with BlackBerry’s foreign operations, including risks related to recent political and economic developments in Venezuela and the impact of foreign currency restrictions that continue to impact its ability to recognize revenue from sales of services in Venezuela; BlackBerry’s ability to successfully maintain and enhance its brand; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions;   security risks; BlackBerry’s ability to attract and retain key personnel in light of the challenges facing BlackBerry and the restructuring and workforce reductions described above; BlackBerry’s ability to continue to adapt to recent board and management changes as well as recent and further planned headcount reductions; risks related to intellectual property rights; BlackBerry’s ability to expand and manage BlackBerry® World™; risks related to the collection, storage, transmission, use and disclosure of confidential and personal information; BlackBerry’s reliance on suppliers of functional components for its products and risks relating to its supply chain; BlackBerry’s ability to obtain rights to use software or components supplied by third parties; risks related to government regulations, including regulations relating to encryption technology; reliance on strategic alliances with third-party network infrastructure developers, software platform vendors and service platform vendors; BlackBerry’s reliance on third-party manufacturers; potential defects and vulnerabilities in BlackBerry’s products; risks related to litigation, including litigation claims arising from BlackBerry’s practice of providing forward-looking guidance; potential charges relating to the impairment of intangible assets recorded on BlackBerry’s balance sheet; risks as a result of actions of activist shareholders; government regulation of wireless spectrum and radio frequencies; risks related to economic and geopolitical conditions; risks associated with acquisitions; foreign exchange risks; and difficulties in forecasting BlackBerry’s financial results and performance given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry, as well as changes to BlackBerry’s strategy, or strategic alternatives BlackBerry may pursue as a result of its ongoing strategic review.  These risk factors and others relating to BlackBerry are discussed in greater detail in the “Risk Factors” section of BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 23, 2013	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO